

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 23, 2010

<u>Via U.S. Mail</u>

Terence R. Rogers
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

   Re: Ryerson Holding Corporation
     Amendment No. 5 to Registration Statement on Form S-1
     Filed April 22, 2010
     File No. 333-164484

Dear Mr. Rogers:

  We have reviewed your responses to the comments in our letter dated April 14, 2010 and have the following additional comments.

<u>Recent Developments, page 7</u>
<u>First Quarter Results</u>

1. We note in the discussion of the Company's preliminary first quarter results, the Company discusses the non-GAAP measures expected Adjusted EBITDA and Adjusted EBITDA, excluding Lifo Expense for the first quarter of 2010. Please revise to also discuss the Company's expected net income for this period. Also, please provide a reconciliation of these non-GAAP measures to the most comparable GAAP measure, net income. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

<u>The covenants in Ryerson's Credit Facility, page 18</u>

2. We note your response to our prior comment 3 and added disclosure. Please add risk factor disclosure here, or in another appropriate risk factor, that total credit availability under the Ryerson Credit Facility is currently limited based upon eligible accounts receivable and inventory pledged as collateral and disclosure the amount to which it is currently limited.

3. We note your response to our prior comment 4 and your added disclosure. Please briefly clarify how "future net income" is determined in regards to Ryerson's ability to pay dividends to you.

Use of Proceeds, page 29

4. Please refer to the first sentence in the second paragraph. Please delete the reference to net proceeds from the over-allotment option, as you now indicate that the underwriters may purchase the over-allotment from selling shareholders.

5. We note your added disclosure in the second paragraph regarding the use of proceeds. Please revise to clarify the order of priority of the use of proceeds.

Capitalization, page 30

6. Please revise the capitalization disclosures to indicate the number of shares that will be issued and outstanding on the "as further adjusted" basis.

Principal and Selling Stockholders, page 89

7. Please include a separate column showing the number of shares to be sold in the offering by each selling shareholder.

Underwriting, page 105

8. Please revise to state that the selling shareholders "may be deemed" underwriters.

Report of Independent Registered Public Accounting Firm, page F-2

9. Please revise to eliminate the restrictive legends that are included on the report and consent of the independent registered public accounting firm prior to the planned effectiveness of the Company's Form S-1 registration statement. Also, please revise the report and consent of the independent registered public accounting firm to indicate the effective dates for Notes 22(E) and (F) of the Company's financial statements.

Exhibit 23.1 Consent of Ernst & Young

10. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

11. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Christopher Greer, Esq.
        Jeff Fang, Esq.
        Willkie Farr & Gallagher LLP
        (212) 728-9214 (*facsimile*)